TO OUR SHAREHOLDERS

     An important part of our corporate strategy is to put in a new operating system throughout the Company. This has been a major endeavor that we have been engaged in for some time. We have converted the order services, the financial systems, and in this quarter, the second quarter, we converted our manufacturing process. In doing so we were able to continue service to customers without interruption. However, we experienced a greater inefficiency in our manufacturing processes as we made the conversion. This inefficiency created a $1 million variance. Therefore, although sales were strong and the outlook for Tennant's growth in the marketplace is strong, we had a second quarter impact on earnings due to the variance. So the good news of second quarter is both that the business health is strong and the conversion is behind us. However, it did have a larger impact than anticipated on the operating efficiency of the manufacturing process going through the conversion.

     Second quarter revenues of $106.4 million increased 7 percent over the $99.2 million recorded for the same three months last year. Expenses also increased 7 percent compared with the prior year. Net earnings in the latest quarter were $6.0 million, or 66 cents per diluted share, down 11 percent from $6.7 million, or 70 cents per diluted share, for the comparable period last year. The latest quarter included a one-time charge of approximately $1 million, or 6 cents per diluted share after tax and profit-related expenses. This reflected manufacturing inefficiencies related to the conversion to an integrated manufacturing system based on SAP software and was recorded in cost of sales.

     For the first six months of 1999, sales were $206.1 million, 10 percent higher than the $187.9 million seen in 1998. Expenses grew 9 percent between the two periods. Net earnings were $10.9 million, or $1.19 per diluted share, down 9 percent from $12.0 million, or $1.24 per diluted share, for the comparable period last year.

SECOND QUARTER MILESTONES

     While we are disappointed with the decline in earnings, the second quarter saw a number of important developments that indicate increased business strength. Our primary markets were stronger, with orders in our base business growing 5 percent (in local currencies) compared with 3 percent in the first quarter. In addition, we substantially completed the integration of Paul Andra KG into our European operations. It is performing according to our expectations when it was purchased in January: reporting a loss for the first half, on its way to a profitable second half, and should reach breakeven by year-end.

SHAREHOLDER VALUE ENHANCEMENT PLAN

     Setting aside the one-time event that reduced earnings this quarter, the performance of Tennant's industrial and commercial businesses have been improving. However, this performance is not good enough. In March, our new management team began developing a plan to increase shareholder value. We identified two areas we believe will help us achieve this goal. First, we evaluated the opportunity to streamline our management structure and leverage key functions globally. We determined there are opportunities to improve performance by providing centralized management of such

                                                        CONTINUED ON FACING PAGE
functions as manufacturing, logistics and product development. As a result, in June we changed the responsibility of a number of key managers to support that global view. Second, we are reviewing opportunities to improve value by focusing efforts on activities that contribute the most value--and eliminating those that do not. We are in the process of completing this part of the plan and expect to be ready to announce and implement it within the next month.

     This letter includes forward-looking statements involving risks and uncertainties. These include factors that affect all businesses operating in a global market as well as matters specific to the company and the markets it serves. Particular risks and uncertainties presently facing Tennant include: political and economic uncertainty throughout the world; inflationary pressures; increased competition in the company's businesses from competitors that have substantial financial resources; soft markets in certain international regions including Asia, Latin America and Europe; the continuing strength of the dollar, which increases the cost of the company's products; the ability to successfully implement the SAP enterprise resource planning system; and the company's plan for growth. For additional information about factors that could materially affect Tennant's results, please see the company's Securities and Exchange Commission filings.

/s/ Janet Dolan

Janet Dolan
PRESIDENT - CEO                                                   July 20, 1999



PRODUCTS FOR A CLEANER AND SAFER WORLD

     In response to a friendly challenge from the Hartford, CT, city council, the Southside Institutions Neighborhood Alliance (SINA) and the Spanish American Merchants Association (SAMA) are cleaning up - with help from the world's leading manufacturer of indoor and outdoor surface maintenance equipment.

     SINA and SAMA unveiled a new ATLV-TM- 4300, shown here, to keep the busy Frog Hollow area of Hartford litter free. Chosen for its maneuverability and litter-picking capacity, the ATLV-TM- 4300 is a key component in improving the economic climate of Hartford.

     The outdoor cleaning solution: Yet another way Tennant is making the world a cleaner, safer place.

                                   [PICTURE]